Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Three months ended March 31, 2007
	2002	2003	2004	2005	2006
Earnings
Pre-tax income *	$24,686	$22,690	$34,876	$52,430	$74,910	$16,200
Fixed charges	1,786	5,048	7,328	14,351	19,783	3,714

Total earnings	$26,472	$27,738	$42,204	$66,781	$94,693	$19,914

Fixed Charges
Interest expense **	$1,758	$4,986	$7,267	$14,053	$19,151	$3,547
Rental interest factor	28	62	61	298	632	167

Total fixed charges	$1,786	$5,048	$7,328	$14,351	$19,783	$3,714

Ratio of earnings to fixed charges	14.8x	5.5x	5.8x	4.7x	4.8x	5.4x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.

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